No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2021

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

HONDA MOTOR CO., LTD. REPORTS CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL SECOND QUARTER AND THE FISCAL FIRST HALF YEAR ENDED SEPTEMBER 30, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 5, 2021

November 5, 2021

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND

THE FISCAL FIRST HALF YEAR ENDED SEPTEMBER 30, 2021

Tokyo, November 5, 2021 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the fiscal first half year ended September 30, 2021.

First Half Year Results

While the global economy which had slowed down due to the spread of coronavirus disease 2019 (COVID-19) has continued to be on a recovery track, it has still continued to affect Honda’s consolidated financial results for the six months ended September 30, 2021.

Resulting from travel restriction measures in certain countries or regions, the production activities of some of Honda’s production bases were also affected mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. However, there is no significant impact on Honda’s consolidated financial results for the six months ended September 30, 2021.

Honda’s consolidated sales revenue for the six months ended September 30, 2021 increased by 21.0%, to JPY 6,988.2 billion from the same period last year, due mainly to increased sales revenue in all business operations. Operating profit increased by 161.2%, to JPY 442.1 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue and model mix. Profit before income taxes increased by 105.8%, to JPY 560.3 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 143.2%, to JPY 389.2 billion from the same period last year.

Earnings per share attributable to owners of the parent for the period amounted to JPY 225.43, an increase of JPY 132.73 from the corresponding period last year. One Honda American Depository Share represents one common share.

Second Quarter Results

Consolidated sales revenue for the three months ended September 30, 2021 decreased by 6.8%, to JPY 3,404.3 billion from the same period last year, due mainly to decreased sales revenue in Automobile business operations. Operating profit decreased by 29.7%, to JPY 198.9 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix. Profit before income taxes decreased by 28.0%, to JPY 249.0 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 30.8%, to JPY 166.6 billion from the same period last year.

Earnings per share attributable to owners of the parent for the period amounted to JPY 96.56, a decrease of JPY 42.97 from the corresponding period last year.

Consolidated Statements of Financial Position for the Fiscal First Half Year Ended September 30, 2021

Total assets decreased by JPY 16.7 billion, to JPY 21,904.2 billion from March 31, 2021 due mainly to a decrease in receivables from financial service, cash and cash equivalents as well as trade receivables, which was partially offset by increased inventories as well as positive foreign currency translation effects. Total liabilities decreased by JPY 395.8 billion, to JPY 12,152.3 billion from March 31, 2021 due mainly to a decrease in trade payables as well as accrued expenses. Total equity increased by JPY 379.0 billion, to JPY 9,751.9 billion from March 31, 2021 due mainly to increased retained earnings attributable to profit for the period.

Consolidated Statements of Cash Flows for the Fiscal First Half Year Ended September 30, 2021

Consolidated cash and cash equivalents on September 30, 2021 decreased by JPY 138.7 billion from March 31, 2021, to JPY 2,619.2 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to JPY 298.0 billion of cash inflows. Cash inflows from operating activities decreased by JPY 203.8 billion from the same period last year, due mainly to increased payments for parts and raw materials, which was partially offset by increased cash received from customers.

Net cash used in investing activities amounted to JPY 226.7 billion of cash outflows. Cash outflows from investing activities decreased by JPY 76.5 billion from the same period last year, due mainly to increased proceeds from sales and redemptions of other financial assets as well as decreased payments for additions to and internally developed intangible assets.

Net cash used in financing activities amounted to JPY 212.6 billion of cash outflows. Cash outflows from financing activities increased by JPY 336.8 billion from the same period last year, due mainly to decreased proceeds from financing liabilities and increased dividends paid.

Forecasts for the Fiscal Year Ending March 31, 2022

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2022, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2022

	Yen (billions)	Changes from FY 2021
Sales revenue	14,600.0	+ 10.9%
Operating profit	660.0	- 0.0%
Profit before income taxes	860.0	- 5.9%
Profit for the year	600.0	- 13.7%
Profit for the year attributable to owners of the parent	555.0	- 15.6%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	322.69

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 110 for the full year ending March 31, 2022.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2022 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 34.8
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 2.0
SG&A expenses	- 102.0
R&D expenses	- 66.0
Currency effect	+ 131.0

Operating profit compared with fiscal year ended March 31, 2021	- 0.2

Share of profit of investments accounted for using the equity method	- 72.7
Finance income and finance costs	+ 18.8

Profit before income taxes compared with fiscal year ended March 31, 2021	- 54.0

Dividend per Share of Common Stock

The interim dividend for the fiscal year ending March 31, 2022, is JPY 55 per share of common stock. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2022, is JPY 110 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2021 and September 30, 2021

	Yen (millions)
	Mar. 31, 2021	Sep. 30, 2021
Assets
Current assets:
Cash and cash equivalents	2,758,020	2,619,277
Trade receivables	801,814	666,741
Receivables from financial services	1,794,654	1,591,409
Other financial assets	295,307	191,254
Inventories	1,545,600	1,761,246
Other current assets	383,696	328,047

Total current assets	7,579,091	7,157,974

Non-current assets:
Investments accounted for using the equity method	891,002	1,013,063
Receivables from financial services	3,619,896	3,718,734
Other financial assets	628,533	723,797
Equipment on operating leases	4,919,916	5,062,690
Property, plant and equipment	3,021,514	2,949,304
Intangible assets	818,763	826,229
Deferred tax assets	99,552	106,224
Other non-current assets	342,763	346,251

Total non-current assets	14,341,939	14,746,292

Total assets	21,921,030	21,904,266

Liabilities and Equity
Current liabilities:
Trade payables	1,088,061	861,875
Financing liabilities	3,005,624	3,055,345
Accrued expenses	415,106	284,463
Other financial liabilities	182,145	154,375
Income taxes payable	47,793	55,319
Provisions	362,151	257,331
Other current liabilities	614,577	619,518

Total current liabilities	5,715,457	5,288,226

Non-current liabilities:
Financing liabilities	4,715,361	4,682,601
Other financial liabilities	280,809	275,093
Retirement benefit liabilities	358,532	362,614
Provisions	278,890	258,129
Deferred tax liabilities	842,001	914,762
Other non-current liabilities	357,141	370,905

Total non-current liabilities	6,832,734	6,864,104

Total liabilities	12,548,191	12,152,330

Equity:
Common stock	86,067	86,067
Capital surplus	172,049	185,502
Treasury stock	(273,786)	(285,157)
Retained earnings	8,901,266	9,197,111
Other components of equity	196,710	322,313

Equity attributable to owners of the parent	9,082,306	9,505,836
Non-controlling interests	290,533	246,100

Total equity	9,372,839	9,751,936

Total liabilities and equity	21,921,030	21,904,266

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the six months ended September 30, 2020 and 2021

	Yen (millions)
	Six months ended Sep. 30, 2020	Six months ended Sep. 30, 2021
Sales revenue	5,775,144	6,988,228
Operating costs and expenses:
Cost of sales	(4,653,557)	(5,561,775)
Selling, general and administrative	(623,192)	(625,603)
Research and development	(329,130)	(358,654)

Total operating costs and expenses	(5,605,879)	(6,546,032)

Operating profit	169,265	442,196

Share of profit of investments accounted for using the equity method	102,296	107,246
Finance income and finance costs:
Interest income	8,877	11,080
Interest expense	(6,549)	(6,428)
Other, net	(1,605)	6,302

Total finance income and finance costs	723	10,954

Profit before income taxes	272,284	560,396
Income tax expense	(99,715)	(151,795)

Profit for the period	172,569	408,601

Profit for the period attributable to:
Owners of the parent	160,051	389,209
Non-controlling interests	12,518	19,392

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	92.70	225.43

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2020 and 2021

	Yen (millions)
	Six months ended Sep. 30, 2020	Six months ended Sep. 30, 2021
Profit for the period	172,569	408,601
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	18,246	58,018
Share of other comprehensive income of investments accounted for using the equity method	(427)	1,320
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	114	(18)
Exchange differences on translating foreign operations	(77,590)	37,049
Share of other comprehensive income of investments accounted for using the equity method	475	26,676

Total other comprehensive income, net of tax	(59,182)	123,045

Comprehensive income for the period	113,387	531,646

Comprehensive income for the period attributable to:
Owners of the parent	97,336	514,720
Non-controlling interests	16,051	16,926

Condensed Consolidated Statements of Income

For the three months ended September 30, 2020 and 2021

	Yen (millions)
	Three months ended Sep. 30, 2020	Three months ended Sep. 30, 2021
Sales revenue	3,651,369	3,404,358
Operating costs and expenses:
Cost of sales	(2,884,258)	(2,715,355)
Selling, general and administrative	(317,939)	(308,589)
Research and development	(166,216)	(181,428)

Total operating costs and expenses	(3,368,413)	(3,205,372)

Operating profit	282,956	198,986

Share of profit of investments accounted for using the equity method	62,302	51,315
Finance income and finance costs:
Interest income	4,282	5,880
Interest expense	(4,716)	(3,503)
Other, net	893	(3,642)

Total finance income and finance costs	459	(1,265)

Profit before income taxes	345,717	249,036
Income tax expense	(93,169)	(78,155)

Profit for the period	252,548	170,881

Profit for the period attributable to:
Owners of the parent	240,922	166,697
Non-controlling interests	11,626	4,184

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	139.53	96.56

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2020 and 2021

	Yen (millions)
	Three months ended Sep. 30, 2020	Three months ended Sep. 30, 2021
Profit for the period	252,548	170,881
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	14,037	(4,564)
Share of other comprehensive income of investments accounted for using the equity method	(956)	372
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	58	(48)
Exchange differences on translating foreign operations	(86,409)	7,739
Share of other comprehensive income of investments accounted for using the equity method	5,668	7,368

Total other comprehensive income, net of tax	(67,602)	10,867

Comprehensive income for the period	184,946	181,748

Comprehensive income for the period attributable to:
Owners of the parent	177,103	178,448
Non-controlling interests	7,843	3,300

[3] Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2020

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2020	86,067	171,823	(273,940)	8,142,948	(114,639)	8,012,259	273,764	8,286,023

Comprehensive income for the period
Profit for the period				160,051		160,051	12,518	172,569
Other comprehensive income, net of tax					(62,715)	(62,715)	3,533	(59,182)

Total comprehensive income for the period				160,051	(62,715)	97,336	16,051	113,387
Transactions with owners and other
Dividends paid				(67,363)		(67,363)	(40,546)	(107,909)
Purchases of treasury stock			(2)			(2)		(2)
Disposal of treasury stock			124			124		124
Share-based payment transactions		95				95		95
Equity transactions and others							2,251	2,251

Total transactions with owners and other		95	122	(67,363)		(67,146)	(38,295)	(105,441)

Balance as of September 30, 2020	86,067	171,918	(273,818)	8,235,636	(177,354)	8,042,449	251,520	8,293,969

For the six months ended September 30, 2021

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2021	86,067	172,049	(273,786)	8,901,266	196,710	9,082,306	290,533	9,372,839

Comprehensive income for the period
Profit for the period				389,209		389,209	19,392	408,601
Other comprehensive income, net of tax					125,511	125,511	(2,466)	123,045

Total comprehensive income for the period				389,209	125,511	514,720	16,926	531,646
Reclassification to retained earnings				(92)	92	—		—
Transactions with owners and other
Dividends paid				(93,272)		(93,272)	(39,975)	(133,247)
Purchases of treasury stock			(19,470)			(19,470)		(19,470)
Disposal of treasury stock			443			443		443
Share-based payment transactions		(267)				(267)		(267)
Equity transactions and others		13,720	7,656			21,376	(21,384)	(8)

Total transactions with owners and other		13,453	(11,371)	(93,272)		(91,190)	(61,359)	(152,549)

Balance as of September 30, 2021	86,067	185,502	(285,157)	9,197,111	322,313	9,505,836	246,100	9,751,936

[4] Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2020 and 2021

	Yen (millions)
	Six months ended Sep. 30, 2020	Six months ended Sep. 30, 2021
Cash flows from operating activities:
Profit before income taxes	272,284	560,396
Depreciation, amortization and impairment losses excluding equipment on operating leases	294,284	307,990
Share of profit of investments accounted for using the equity method	(102,296)	(107,246)
Finance income and finance costs, net	34,301	(21,478)
Interest income and interest costs from financial services, net	(63,235)	(79,985)
Changes in assets and liabilities
Trade receivables	(47,843)	137,863
Inventories	32,367	(204,437)
Trade payables	63,257	(212,422)
Accrued expenses	(58,255)	(136,849)
Provisions and retirement benefit liabilities	5,204	(118,571)
Receivables from financial services	83,385	148,032
Equipment on operating leases	(65,320)	(101,068)
Other assets and liabilities	(72,394)	28,415
Other, net	164	(5,829)
Dividends received	115,444	101,140
Interest received	118,369	118,940
Interest paid	(60,381)	(45,457)
Income taxes paid, net of refunds	(47,446)	(71,348)

Net cash provided by operating activities	501,889	298,086
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(141,869)	(140,739)
Payments for additions to and internally developed intangible assets	(111,093)	(81,649)
Proceeds from sales of property, plant and equipment and intangible assets	4,739	6,554
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	2,230	—
Payments for acquisitions of investments accounted for using the equity method	(2,450)	—
Payments for acquisitions of other financial assets	(135,492)	(221,150)
Proceeds from sales and redemptions of other financial assets	80,690	210,274

Net cash used in investing activities	(303,245)	(226,710)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	4,809,435	4,096,198
Repayments of short-term financing liabilities	(4,764,780)	(4,232,433)
Proceeds from long-term financing liabilities	1,111,588	943,620
Repayments of long-term financing liabilities	(907,621)	(830,634)
Dividends paid to owners of the parent	(67,363)	(93,272)
Dividends paid to non-controlling interests	(26,610)	(38,155)
Purchases and sales of treasury stock, net	122	(19,027)
Repayments of lease liabilities	(30,083)	(38,988)
Other, net	(553)	(2)

Net cash provided by (used in) financing activities	124,135	(212,693)
Effect of exchange rate changes on cash and cash equivalents	(29,798)	2,574

Net change in cash and cash equivalents	292,981	(138,743)
Cash and cash equivalents at beginning of year	2,672,353	2,758,020

Cash and cash equivalents at end of period	2,965,334	2,619,277

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the six months ended September 30, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	767,316	3,622,538	1,239,092	146,198	5,775,144	—	5,775,144
Intersegment	—	100,284	6,423	8,836	115,543	(115,543)	—

Total	767,316	3,722,822	1,245,515	155,034	5,890,687	(115,543)	5,775,144

Segment profit (loss)	79,664	(70,503)	164,866	(4,762)	169,265	—	169,265

Segment assets	1,424,352	7,706,715	10,234,914	348,192	19,714,173	783,000	20,497,173
Depreciation and amortization	34,360	249,667	412,027	7,599	703,653	—	703,653
Capital expenditures	18,925	210,914	965,857	4,501	1,200,197	—	1,200,197

As of and for the six months ended September 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,023,730	4,335,269	1,442,558	186,671	6,988,228	—	6,988,228
Intersegment	—	99,655	1,290	11,033	111,978	(111,978)	—

Total	1,023,730	4,434,924	1,443,848	197,704	7,100,206	(111,978)	6,988,228

Segment profit (loss)	148,137	117,104	176,814	141	442,196	—	442,196

Segment assets	1,379,823	8,446,421	10,902,969	357,978	21,087,191	817,075	21,904,266
Depreciation and amortization	33,325	263,951	438,425	8,414	744,115	—	744,115
Capital expenditures	17,337	191,267	1,220,048	7,402	1,436,054	—	1,436,054

For the three months ended September 30, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	493,094	2,412,615	663,258	82,402	3,651,369	—	3,651,369
Intersegment	—	54,484	3,255	4,395	62,134	(62,134)	—

Total	493,094	2,467,099	666,513	86,797	3,713,503	(62,134)	3,651,369

Segment profit (loss)	68,462	125,385	93,298	(4,189)	282,956	—	282,956

For the three months ended September 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	505,527	2,128,833	675,986	94,012	3,404,358	—	3,404,358
Intersegment	—	53,637	364	4,445	58,446	(58,446)	—

Total	505,527	2,182,470	676,350	98,457	3,462,804	(58,446)	3,404,358

Segment profit (loss)	67,442	46,415	84,597	532	198,986	—	198,986

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2020 and 2021 amounted to JPY 1,038,671 million and JPY 954,524 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,000,257	3,131,740	236,291	1,231,944	174,912	5,775,144	—	5,775,144
Inter-geographic areas	671,172	171,326	62,830	193,489	2,622	1,101,439	(1,101,439)	—

Total	1,671,429	3,303,066	299,121	1,425,433	177,534	6,876,583	(1,101,439)	5,775,144

Operating profit (loss)	(75,077)	119,316	11,238	90,937	2,074	148,488	20,777	169,265

Assets	4,728,606	11,296,663	651,703	2,948,224	458,061	20,083,257	413,916	20,497,173
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,027,858	4,659,373	59,496	645,196	106,292	8,498,215	—	8,498,215

As of and for the six months ended September 30, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,106,802	3,831,856	318,011	1,450,916	280,643	6,988,228	—	6,988,228
Inter-geographic areas	992,233	236,406	80,288	309,897	5,139	1,623,963	(1,623,963)	—

Total	2,099,035	4,068,262	398,299	1,760,813	285,782	8,612,191	(1,623,963)	6,988,228

Operating profit (loss)	15,049	279,456	12,867	133,867	17,067	458,306	(16,110)	442,196

Assets	5,042,889	12,216,115	535,349	3,288,559	517,500	21,600,412	303,854	21,904,266
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,022,583	5,175,359	57,248	637,098	135,257	9,027,545	—	9,027,545

For the three months ended September 30, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	528,807	2,070,051	145,663	787,627	119,221	3,651,369	—	3,651,369
Inter-geographic areas	375,442	92,510	48,721	103,815	2,098	622,586	(622,586)	—

Total	904,249	2,162,561	194,384	891,442	121,319	4,273,955	(622,586)	3,651,369

Operating profit (loss)	(13,143)	197,202	6,384	67,634	7,650	265,727	17,229	282,956

For the three months ended September 30, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	543,343	1,846,104	147,768	721,421	145,722	3,404,358	—	3,404,358
Inter-geographic areas	479,841	114,429	26,283	162,109	3,270	785,932	(785,932)	—

Total	1,023,184	1,960,533	174,051	883,530	148,992	4,190,290	(785,932)	3,404,358

Operating profit (loss)	13,320	126,088	2,868	52,432	14,453	209,161	(10,175)	198,986

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2020 and 2021 amounted to JPY 1,038,671 million and JPY 954,524 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.